

November 14, 2012

Via E-mail
Adam R. Dolinko, Esq.
General Counsel
CSR plc
Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom

> **Re: CSR plc**
> **Amendment No. 1 to Schedule TO-I**
> **Filed on November 14, 2012**
> **File No. 005-85151**

Dear Mr. Dolinko:

We have reviewed your filing and have the following comment.

General

1. We note your response to prior comment 4. We do not believe that Sections 2.2 through 2.18 of the circular disclose the manner in which ordinary shares not represented by ADSs will be accepted for payment within the meaning of Item 1004(a)(1)(viii) of Regulation M-A. See for example, Section 2 of Part VII, in which you state that ordinary shares represented by ADSs tendered pursuant to the offer will be deemed to have been accepted for payment when, as and if the company and the Counterparty Bank give written notice of acceptance to the Tender Agent. Please confirm that ordinary shares not represented by ADSs will be accepted in the same manner. We refer you to disclosure on the top of page 22 stating that holders may withdraw tendered ordinary shares at any time after December 26, 2012 if not accepted for payment by such time.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
      Steven V. Bernard, Esq.
      Wilson Sonsini Goodrich & Rosati